UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-33632	Commission file number 000-56727

Brookfield Infrastructure Partners L.P.	BROOKFIELD INFRASTRUCTURE CORPORATION
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor Hamilton, HM 12 Bermuda	250 Vesey Street, 15th Floor New York, New York 10281
(Address of principal executive office)	(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

The information contained in Exhibits 1.1, 5.1, 5.2, 23.1 and 23.2 of this Form 6-K is incorporated by reference into Brookfield Infrastructure Partners L.P. and Brookfield Infrastructure Corporation’s joint registration statement on Form F-3 (File Nos. 333-278738 and 333-278738-01).

EXHIBIT LIST

Exhibit	Title
1.1	Equity Distribution Agreement, dated November 19, 2025, by and among Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P., RBC Dominion Securities Inc., RBC Capital Markets, LLC, Scotia Capital Inc. and Scotia Capital (USA) Inc.
5.1	Opinion of McMillan LLP, dated November 19, 2025, relating to certain matters under the laws of British Columbia.
5.2	Opinion of Appleby (Bermuda) Limited, dated November 19, 2025, relating to certain matters under the laws of Bermuda.
23.1	Consent of McMillan LLP (included in Exhibit 5.1).
23.2	Consent of Appleby (Bermuda) Limited (included in Exhibit 5.2).
99.1	Press Release dated November 19, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brookfield Infrastructure Partners L.P. by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: November 19, 2025	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD INFRASTRUCTURE CORPORATION

Date: November 19, 2025	By:	/s/ Michael Ryan
Name: Michael Ryan
Title: General Counsel and Corporate Secretary